Exhibit 99.1

                        GIGAMEDIA ANNOUNCES CORRECTION TO
                      FIRST QUARTER 2004 FINANCIAL RESULTS

TAIPEI, Taiwan, June 3, 2004 - GigaMedia Limited ("GigaMedia" or the "Company") (NASDAQ: GIGM, www.giga.net.tw), a diversified provider of broadband and entertainment services, today issued a correction to the Company's balance sheet as reported in the Company's first quarter 2004 consolidated operating and financial results issued on May 25, 2004.

The correction results from the elimination of a double-entry in prepaid music store rental expenses, which requires adjustments of equal amounts to the Company's current assets and current liabilities. Following this correction, under current assets the Company's prepaid expenses for the first quarter of 2004 were US$1.3 million instead of the US$4.1 million as originally reported on May 25, 2004. Under current liabilities, the Company's notes and accounts payable, accrued expenses, and other current liabilities for the first quarter of 2004 were US$16.1 million, US$3.7 million and US$3.2 million, respectively, instead of the respective amounts of US$18.5 million, US$3.9 million and US$3.3 million as previously reported.

The correction does not impact total shareholders' equity.

All corrections will be reflected in a Form 6-K filing to be made with the SEC.

Correct and complete first quarter 2004 financial statements for the Company follow.

ABOUT GIGAMEDIA

GigaMedia Limited is a diversified provider of broadband and entertainment services, with headquarters in Taipei, Taiwan. The Company's online/offline business model provides the Company multiple distribution channels and the ability to meet future market demands as technology drives new media and entertainment industry change.

Offline, GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records, through its subsidiary G-Music. Online, the Company operates a major Taiwanese broadband ISP, providing Internet access service and broadband content with multiple delivery technologies via its Web destination http://www.gigigaga.com. GigaMedia also provides broadband services to corporate subscribers in Taiwan through its subsidiary Koos Broadband Telecom Limited. Through GigaMedia's subsidiary Grand Virtual, based in Cambridge, Massachusetts, the Company develops software for online entertainment services, including online gaming and social networking. Note that GigaMedia began to consolidate results of Grand Virtual in April 2004 and that management expects to provide results of Grand Virtual in the Company's second quarter 2004 results. Strategic investors of GigaMedia include the Koos Group, a major participant in Taiwan's manufacturing, finance, telecommunications, media, and cable industries. More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F/A filed with the United States Securities and Exchange Commission in August 2003.

Contact:


GigaMedia Limited
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 8770-7966 ext. 1107 brad.miller@gigamedia.com.tw


                                     # # #

                               (Tables to follow)
===============================================================================

                                GIGAMEDIA LIMITED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)


                                                                                     Three months ended
                                                                    3/31/2004            3/31/2003           12/31/2004
                                                                    ---------        -------------------     ----------
                                                                      USD                    USD                USD
                                                                    ---------        -------------------     ----------
                                                                     33.38                  34.69              33.99
                                                                    ---------        -------------------     ----------
Operating revenues
  Access revenues                                                   5,361,538               4,432,050         5,039,954
  Sales/Rental/Installation                                        21,325,007              21,288,283        19,082,819
  Advertising revenues                                                482,932                 438,523           468,901
  Subscription revenues                                                66,807                 119,681            74,729
  ther revenues                                                        18,253                  71,363            31,947
                                                                   ----------              ----------        ----------
  Total operating revenues                                         27,254,538              26,349,899        24,698,350
                                                                   ----------              ----------        ----------


Costs and expenses

  Operating cost                                                     3,463,853              3,828,752         8,273,318
  Cost of sales/rental/installation                                 18,336,300             19,042,846        16,388,116
  Product development & engineering expenses                           303,702                311,245           330,775
  Selling and marketing expenses                                     3,914,314              3,727,039         3,611,477
  General and administrative expenses                                2,477,919              1,459,319         2,508,380
  Bad debt expenses                                                          0                  8,735           146,064
  Impairment loss on goodwill                                                0                      0           746,962
                                                                    ----------             ----------        ----------
  Total costs and expenses                                          28,496,088             28,377,937        32,005,094
                                                                    ----------             ----------        ----------
Gain(Loss) from Operations.                                         (1,241,550)            (2,028,037)       (7,306,744)
                                                                    ----------             ----------        ----------

Non-operating income (expense)

   Interest income                                                     57,049                 106,399           101,250
   Foreign exchange gain(loss)-net                                   (621,210)                 (5,563)           61,362
   Investment income                                                  708,761                 120,602        (1,589,959)
   Gain (loss) on disposal of property, plant & equipment                (575)                 (1,113)         (772,776)
   Interest income (expense)                                              (72)                (34,700)             (117)
   Other non-operating income (expense)                               164,774                  41,933          (227,585)
   Non-operating income (expense)                                     308,726                 227,558        (2,427,825)
   Income tax expense                                                       0                       0           141,994
   Minority interest income (loss)                                   (157,717)               (355,089)       (1,925,897)
                                                                   ----------              ----------        ----------
Net Income (Loss)                                                    (775,107)             (1,445,391)       (7,950,666)
                                                                   ----------              ----------        ----------
Net loss per common share                                               (0.02)                  (0.03)            (0.16)
                                                                   ----------              ----------        ----------
Average shares outstanding                                         50,154,000              50,154,000        50,154,000



                  GIGAMEDIA LIMITED CONSOLIDATED BALANCE SHEET
                                   (Unaudited)




                                                                            Three months ended
                                                          3/31/2004             3/31/2003          12/31/2004
                                                          ---------        -------------------     ----------
                                                           USD                    USD                USD
                                                          ---------        -------------------     ----------
                                                            33.025              34.745               33.97
                                                          ---------        -------------------     ----------
Assets

Current assets
   Cash and cash equivalents                              12,422,287            32,773,564         35,293,911
   Short-term investments                                 28,626,613            24,258,629         28,956,284
   Accounts receivable                                     5,421,321             4,333,443          4,093,324
   Receivables from related parties                                0                     0            230,805
   Inventories-net                                         6,163,754             8,840,156          4,803,809
   Prepaid expenses                                        1,272,477               631,740          1,367,646
   Restricted cash                                         1,348,788             1,810,932          1,925,494
   Note receivable from officer                              172,506               533,429            372,390
   Other current assets                                    1,670,495             2,602,433            665,438
                                                         -----------           -----------        -----------
 Total Current Assets                                     57,098,240            75,784,326         77,709,102
                                                         -----------           -----------        -----------

Investment
Total investment                                         37,180,454             16,767,182         15,259,979
Property, plant & equipment - net                        15,210,658             20,405,210         15,636,009
Goodwill                                                          0                730,731                  0
Intangible assets - net                                   6,138,570              6,739,237          6,199,099
Total other assets                                        4,771,214              4,843,581          4,988,020
                                                        -----------            -----------        -----------
Total assets                                            120,399,138            125,270,267        119,792,210
                                                        -----------            -----------        -----------

Liabilities & shareholders' equity

   Short-term loans                                              0                       0                  0
   Notes and accounts payable                           16,082,738              13,275,604         16,787,852
   Payable to related parties                                    0                       0            407,215
   Accrued compensation                                  1,081,550                 577,564          1,418,214
   Accrued expenses                                      3,704,766               1,518,979          3,255,365
   Other current liabilities                             3,178,802               1,180,042          2,241,968
                                                       -----------             -----------        -----------
   Total current liabilities                            24,047,856              16,552,189         24,110,616
                                                       -----------             -----------        -----------
   Total other liabilities                               1,979,445               1,485,801          1,797,598
Total liabilities                                       26,027,301              18,037,990         25,908,214

Minority interests                                       3,221,304               6,183,979          3,521,367

Total shareholders' equity                              91,150,532             101,048,299         90,362,630
                                                       -----------             -----------        -----------
Total liabilities and shareholders' equity             120,399,138             125,270,267        119,792,210
                                                       -----------             -----------        -----------

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